NORSAT ENTERS WIRELESS NETWORKING WITH FIRST SALE OF

WIRELESS EQUIPMENT INTO MALAWI, AFRICA

New Initiative Leverages Norsat’s Expertise, Providing Equipment and Services to Remote and Austere Parts of the World that have Excellent Growth Opportunities

Vancouver, British Columbia – December 18, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces that via its investing arm, Norsat Capital Inc,(“Norsat Capital”), it has made its first strategic investment in a Malawi, Africa-based wireless broadband operator, Tonse Solutions (‘Tonse’) .

Norsat has invested a total of $1,200,000 in Tonse, $500,000 representing a 19.99% equity stake in Tonse and $700,000 into a 3-year convertible bond carrying an interest rate of 10%. Norsat has also received a purchase order from Tonse to purchase $1,000,000 of wireless equipment and software to build a wireless broadband system in the capital of Malawi.

Tonse, based in Lilongwe, the capital of Malawi, is a newly licensed broadband network operator that will utilize wireless networking technologies to offer reliable and more affordable voice, data and video solutions than currently available. This is a significant opportunity; as access to telecommunications in Malawi is limited. The target markets will initially be government, corporate, public and private schools, hospitals, hotels and NGOs. As the operation expands in Malawi, the customer base will be expanded to include individual consumers.

“This is an important initiative for Norsat to develop a reference site for our wireless networking division,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “This investment is a natural fit for Norsat, with our vision to be a dominant provider of communications in remote and austere regions of the world. By assisting Tonse to establish its broadband capabilities in a market like Malawi, Norsat International has the potential opportunity to reap the rewards of being a partner to service providers in emerging markets.”

“Tonse will be the first to offer a true broadband experience, including a faster, safer and more affordable connection,” said Jam Kaunda, CEO, Tonse Solutions. “We are extremely pleased to partner with Norsat to bring the next generation wireless technology to our community. The technology that will be deployed will be a more reliable, more robust and more affordable communications service. We look forward to growing our business together with Norsat and creating a mutually profitable and lasting relationship.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

 Email: achan@norsat.com

Email: esyho@norsat.com

In Canada:

In the U.S.:

Caren Holtby

Adam P. Lowensteiner

Investor Relations

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (604) 821-2811

Tel: (212)370-4500; (212) 370-4505(Fax)

choltby@norsat.com

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.